

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via E-mail
Mr. Chun Lu
Chief Executive Officer
Tec Technology, Inc.
Xinqiao Industrial Park
Jingde County, Anhui Province
Shenzhen 242600
People's Republic of China

> **RE: Tec Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 5, 2011**
> **File No. 000-53432**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Results of Operations, page 23

1. In future filings where you have material changes period over period in your results of operations, please revise your disclosure to identify the contributing factors responsible for the changes. In instances where you identify multiple factors please quantify each contributing factor so that an investor can assess the materiality of each factor.   For example we note the following:

    - On page F-26 we note sales for your communication towers decreased by 20% from fiscal year 2009 to 2010 and sales for your electricity supply towers increased by 42% from 2009 to 2010. However, your current disclosures do not address the underlying reasons for the material change in sales period over period.

- You state that cost of goods sold includes the direct costs of your raw materials, primarily steel, as well as the cost of labor and overhead and your cost of goods sold increased 41% from fiscal year 2009 to 2010. Although you state the increase in cost of goods sold was generally in line with your increased sales volume and revenues, it remains unclear whether you incurred increased costs for raw materials, whether there were other contributing factors for the increase in cost of goods in addition to increased sales volumes.
- Given that steel is a significant input to your products, in future filings please provide an analysis of the changes in steel prices period over period.

Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 25

2. You state on page F-20 that your accounts receivable balance includes $3.2 million that was factored with a bank. We note from page F-18 of your Form 10-Q for the period ended June 30, 2011, the balance increased to $5.6 million. In future filings please discuss your factoring program, including significant terms, restrictions as to amounts you are allowed to factor and other relevant information. Since you continue to carry the receivables on your balance sheet we assume you did not satisfy the sale criteria of ASC 860-10-40-5. In future filings, please disclose your continuing involvement.

3. On page 10 you state that you were in material compliance with your credit agreement covenants in 2010. In future filings please identify the required covenants and confirm whether you were in compliance. Please tell us whether you were in compliance with your covenants as of June 30, 2011.

Revenue Recognition, page 28

4. You state that revenue related to government grants is recognized on a cash basis when the local authority approves the grant to you. Please tell us the specific criteria that must be met for you to recognize revenue from grants. For example, clarify whether you recognize revenue upon the receipt of cash or when the local authority approves it. Explain how this treatment complies with SAB Topic 13.

Accounts Receivable, page 29

5. You state that the standard credit period for most of your clients is three months and there was no allowance for doubtful accounts as of December 31, 2010 and December 31, 2009. However, it appears you had a reserve of $70k as of December 31, 2010, based on your disclosure on page F-20. Please advise or correct your disclosure in future periods.

6. We note that receivables over six months and within one year increased from $343,000 as of December 31, 2010, to $1.9 million as of June 30, 2011, and amounts over one year increased from $68,000 as of December 31, 2010, to $101,000 as of June 30, 2011.

Please tell us the factors you considered in concluding a reserve was not required for these receivables and reasons these receivables are beyond your standard credit period of three months (i.e. extended customer payments, customer bankruptcy, awaiting customer acceptance, etc).   As part of your response please tell us how much of the $1.9 million and $101,000 was subsequently collected.

Product Warranties, page 30

7. You state that substantially all of your products are covered by a standard warranty of one to two years for products and your product warranty reserve was $nil as of December 31, 2010, and December 31, 2009.   Please tell us costs you incurred for each period presented to repair or place customer software/products and amounts you refunded to customers. In future filings please state the factors that support your conclusion that a reserve is not required (i.e. warranty expense has historically been immaterial).

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Results of Operations, page 3

8. Grant revenue accounted for 142% and 48% for the three and six months ended June 30, 2011, respectively. In future filings please provide a discussion of your government grants.

Liquidity and Capital Resources, page 6

9. In future filings please provide a discussion of amounts available to you under your revolving lines of credit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              /s/ Terence O'Brien

                              Terence O'Brien
                              Accounting Branch Chief